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Glow Worm Play Cafe

Play Cafe

962 Barret Ave
Louisville, KY 40204
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Glow Worm Play Cafe is seeking investment to open a location, complete buildout, and hire employees.
Renovating LocationFirst LocationLease Secured
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OUR MISSION

We aim to bring the community together through indoor play, the cafe, the bakery, retail, and community classes and events.

Play is crucial for developing children, and Glow Worm will provide a safe, clean, fun environment where children 6 and younger can let loose while their caregivers connect in our lounge area.
The Barret Ave Corridor, where our cafe is located, is experiencing a revival and needs the promotion of community, connectivity, and yummy treats and drinks to pair it with. To contribute further to the revival, we are creating jobs for folks in our community.
We aren't just for parents. Our cafe, bakery, and many of our community classes and events are open to everyone and we are welcoming and inclusive to all who would like to visit our cafe.
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INTENDED USE OF FUNDS

I will use the capital for the build out, working capital, and hiring employees.

Our plan is to hire 2-3 part-time employees and a full-time shift leader to start out. These funds would allow us to make those hires before the cafe's grand opening.
While we've invested $20,000 and crowdfunded an additional $5,000 in donations, we still need to complete our build out which includes the play area and cafe. These funds will be used for the build out, including play equipment, painting, electrical and plumbing work, carpentry, signage and more. Putting our best foot forward right out of the gate will help our business become successful more quickly.
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PRESS
Louisville Business First

Entrepreneur to build community for Louisville parents at new cafe

Play café to open in Louisville this summer

LOUISVILLE, Ky. (WDRB) -- The last year has been hard for parents and kids who struggled with isolation during the pandemic. But a new space in the Highlands looks to

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THE TEAM
Katie Read
Chief Dream Maker

With 10+ years working in creative industries, from web design to marketing to video production, I have consistently been passionate about one thing: connection within our communities. After I became a mom in 2017, this passion and desire only became stronger. I continued to work full time as a web & creative project manager, and began to build a network of local moms to connect with. I also started a retail pop-up shop with ethically made clothing for kids. In an effort to find a way to marry the mom group and the retail shop, I came up with Glow Worm Play Cafe: a place for parents and caregivers to bring their little ones while they connect with other adults. My strong marketing background as well as being a people-person both help me to naturally find ways to connect with other people, and sell my ideas to our community with ease.

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LOCATION

Louisville is the largest city in the Commonwealth of Kentucky and the 29th most populous city in the United States. The city is known for being the home of famous boxer Muhammad Ali, the location of the Kentucky Derby, and the University of Louisville.

Population: 617,790
Metro population: 1,265,108
Average Household Income: 53,436 USD
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INDUSTRY

The Pew Research Center found that the number of mothers choosing to stay home with their children is currently on the rise. In 2014, they released a report which found that 29 percent of mothers (roughly 10.4 million women) with children under the age of 18 did not work outside the home. The number of companies offering workers telecommuting opportunities is also growing faster than ever before, and has high long-term projected growth. Between 2005 and 2012, the growth of multiple days-per-week employee teleworkers grew 79.7% (American Community Survey Data, 2012), though the rate of growth slowed during the recession. This is compared to the total non-self-employed workforce, which grew only 7.1% during the same time period. This does not count those that are self-employed working out of their homes, which we also consider our target market.

In the greater Louisville area, stay at home parents and parents that work out of their home / part time have virtually very few options when it comes to places they can drop in and relax and enjoy a bit of coveted “me” time, or plug in and get some work done while their children play in a supervised area within view, specifically in the city (inside the 264 loop).
There are also no places like that that also include a retail shopping experience. Since no similar options exist in my target market, I have the opportunity to initiate a relationship with local parents and learn what their ideal space would look like.
I also have the chance to enjoy full market share while Glow Worm Play Cafe grows as a business and matures its roots within the community and while I perfect our strategies and practices.
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OUR OFFERINGS
Play: Play area for kids under 6; Separate play space for kids under 2
Cafe: Local coffee, drinks and fare available for kids and parents to purchase
Party: Weekend venue rental available for birthday parties, baby showers, and other events
Retail: Apparel, home goods and gifts for babies and toddlers
Community groups/classes: Mommy & Me Yoga, Toddler Art, Zumbini
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out $13,000
Mainvest Compensation $1,200
Operating Capital $5,800
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $281,667 $309,833 $331,521 $348,097 $358,539
Cost of Goods Sold $25,031 $27,534 $29,461 $30,934 $31,861
Gross Profit $256,636 $282,299 $302,060 $317,163 $326,678

EXPENSES

Rent $30,000 $30,750 $31,518 $32,305 $33,112
Utilities $4,800 $4,920 $5,043 $5,169 $5,298
Salaries $132,000 $145,199 $155,362 $163,130 $168,023
Insurance $9,000 $9,225 $9,455 $9,691 $9,933
Repairs & Maintenance $1,800 $1,845 $1,891 $1,938 $1,986
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Security $1,200 $1,230 $1,260 $1,291 $1,323
Web/Point of Sale $4,800 $4,920 $5,043 $5,169 $5,298
Operating Profit $71,836 $82,980 $91,228 $97,179 $100,382
This information is provided by Glow Worm Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Glow Worm Play Café Extended Financial Projections.pdf
Business Plan - Glow Worm Play Cafe.pdf
Investment Round Status
Target Raise $20,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends August 9, 2021
Summary of Terms
Legal Business Name Glow Worm Play Cafe
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2%-7.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2026
Financial Condition
Historical and forecasted milestones

Glow Worm Play Cafe forecasts the following milestones:

Secured lease in Louisville, KY in April 2021 at 962 Barret Ave.

Hire for the following positions by August 2021: 2-3 part-time baristas, cafe and event coordinators, and 1 full-time manager

Achieve $281,667 revenue per year by August 2022.

Achieve $330,417 profit per year by 2023.

Financial liquidity

Glow Worm Play Cafe has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Glow Worm Play Cafe expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Glow Worm Play Cafe's fundraising, aside from a donation-based campaign of $5,000 which is not considered a debt. However, Glow Worm Play Cafe may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Glow Worm Play Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Glow Worm Play Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Glow Worm Play Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Glow Worm Play Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Glow Worm Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Glow Worm Play Cafe's management or vote on and/or influence any managerial decisions regarding Glow Worm Play Cafe. Furthermore, if the founders or other key personnel of Glow Worm Play Cafe were to leave Glow Worm Play Cafe or become unable to work, Glow Worm Play Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Glow Worm Play Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Glow Worm Play Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Glow Worm Play Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Glow Worm Play Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Glow Worm Play Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Glow Worm Play Cafe's financial performance or ability to continue to operate. In the event Glow Worm Play Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Glow Worm Play Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Glow Worm Play Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Glow Worm Play Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Glow Worm Play Cafe will carry some insurance, Glow Worm Play Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Glow Worm Play Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Glow Worm Play Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Glow Worm Play Cafe's management will coincide: you both want Glow Worm Play Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Glow Worm Play Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Glow Worm Play Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Glow Worm Play Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Glow Worm Play Cafe or management), which is responsible for monitoring Glow Worm Play Cafe's compliance with the law. Glow Worm Play Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Glow Worm Play Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Glow Worm Play Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Glow Worm Play Cafe, and the revenue of Glow Worm Play Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Glow Worm Play Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Glow Worm Play Cafe is a newly established entity and has no history for prospective investors to consider.

This information is provided by Glow Worm Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Glow Worm Play Cafe isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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